Exhibit 99.2

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel     : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

July 22, 2022

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

Dear Sirs,

Sub: Press Release

Please find enclosed a Press Release on “Dr. Reddy’s announces the first-to-market launch of over-the-counter, store-brand equivalent of Allegra-D® 24 HR in the U.S. Market”

This is for your information.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

/s/ K Randhir Singh
K Randhir Singh
Company Secretary & Compliance Officer

Encl: As above

CC:- New York Stock Exchange Inc.(Stock Code :RDY)

         NSE IFSC Ltd.

CONTACT
DR. REDDY'S LABORATORIES LTD. 8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	Investor relationS	Media relationS
	AMIT AGARWAL amita@drreddys.com	USHA IYER ushaiyer@drreddys.com

Dr. Reddy’s announces the first-to-market launch of over-the-counter,

store-brand equivalent of Allegra-D® 24 HR in the U.S. Market

Hyderabad, India and Princeton, NJ, USA. July 22, 2022 — Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY, along with its subsidiaries together referred to as “Dr. Reddy’s”) today announced the first-to-market launch of over-the-counter (OTC) Fexofenadine HCl 180 mg and Pseudoephedrine HCl 240 mg Extended Release Tablets, USP, the store-brand equivalent of Allegra-D® 24 HR in the U.S. market, as approved by the U.S. Food and Drug Administration (USFDA).

“The launch of Dr. Reddy’s Fexofenadine HCl 180 mg and Pseudoephedrine HCl 240 mg Extended Release Tablets, USP, is an important addition to our upper respiratory portfolio of OTC products,” says Marc Kikuchi, CEO, North America Generics, Dr. Reddy’s Laboratories. “This first-to-market launch is a testament to our deep capabilities and our continued efforts to bring high quality, affordable store-brand alternatives for our customers and patients.”

Dr. Reddy’s OTC Fexofenadine HCl 180 mg and Pseudoephedrine HCl 240 mg Extended Release Tablets, USP is an over-the-counter oral antihistamine and nasal decongestant for the temporary relief of nasal and sinus congestion due to colds or allergies. It temporarily relieves sneezing; runny nose; itchy, watery eyes; and itchy nose or throat due to allergies.

Allegra-D® 24 HR had U.S. retail sales of approximately $45 million as of May 2022 according to IRI*.

Dr. Reddy’s OTC Fexofenadine HCl 180 mg and Pseudoephedrine HCl 240 mg Extended Release Tablets, USP will be available in 5-count, 10-count, and 15-count pack sizes.

Allegra-D® is a registered trademark of Aventisub LLC.

*IRI POS TOTAL US – Multi-Outlet (MULO) period ending May 15, 2022

RDY-0722-OTC

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates, interest rates, persistency levels and frequency / severity of insured loss events, (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization, including related integration issues, and (vi) the susceptibility of our industry and the markets addressed by our, and our customers’, products and services to economic downturns as a result of natural disasters, epidemics, pandemics or other widespread illness, including coronavirus (or COVID-19), and (vii) other risks and uncertainties identified in our public filings with the Securities and Exchange Commission, including those listed under the "Risk Factors" and "Forward-Looking Statements" sections of our Annual Report on Form 20-F for the year ended March 31, 2022. The company assumes no obligation to update any information contained herein.